S.E.C. Filing

                     EMISSION CONTROLS CORP.
                             10SB12G
                           Registration
                                          , 2003

                              Filed:

TABLE OF CONTENTS

BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . .
PLAN OF OPERATION. . . . . . . . . . . . . . . . . . . . . . . .
DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . .
SECURITY OWNERSHIP OF CERTAIN OWNERS . . . . . . . . . . . . . .
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS . .
EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . . . .
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . .
MARKET PRICE, ETC. . . . . . . . . . . . . . . . . . . . . . . .
LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . .
RECENT SALES . . . . . . . . . . . . . . . . . . . . . . . . . .
INDEMNIFICATION. . . . . . . . . . . . . . . . . . . . . . . . .
BALANCE SHEET. . . . . . . . . . . . . . . . . . . . . . . . . .
INCOME STATEMENT . . . . . . . . . . . . . . . . . . . . . . . .
CASH FLOW STATEMENT. . . . . . . . . . . . . . . . . . . . . . .
EXHIBITS SCHEDULES . . . . . . . . . . . . . . . . . . . . . . .

            U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                           Form 10-SB
 GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                            ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934
 EMISSION CONTROLS CORP. (Name of Small Business Issuer in its
                            charter)
                       State of Delaware
                           74-0279283
 (State or other jurisdiction of incorporation or organization)
              (I.R.S. Employer Identification No.)
    3150 SW 42d Avenue, Palm City, Florida 34990 (Address of
                  principal executive offices)
                           (Zip Code)
(772) 221-2532 (Issuer's telephone number, including area code) Securities to be registered under Section 12(b) of the Act:
            Title of each class to be so registered:
 Name of each exchange on which each class is to be registered:
                              N/A
                              N/A
     Securities registered under Section 12(g) of the Act:
                      Class A Common Stock
                        (Title of Class)

                              PART I

ITEM 1.

DESCRIPTION OF BUSINESS


Business Development
Emission Controls Corp. ("ECC" or the "Company") was incorporated as Roan American Corporation on August 24, 1989 in Delaware. On January 24, 1996 the name of the Company was changed to Crystal Broadcasting, Inc. On November 14, 1996 the Company's name was changed to Alliance Broadcasting Group, Inc. ("ABG"). The Company's business was to purchase and manage radio stations or other media operations. It first operated a radio station in Naples, Florida. All active operations of ABG ceased during 1999. In early 2002, an Indiana corporation with the same name was formed with assets and liabilities of the Delaware entity transferred thereto except for the tax laws carryforward. The Delaware entity thereby became a shell with no assets or liabilities.

Emission Controls Corp., a Nevada corporation, was incorporated in the State of Nevada on September 3, 1997. That corporation's principal activity was to license patents that when used properly would significantly reduce the pollution's emitted from the exhaust of internal combustion engines. That corporation has been in the development stage since inception.

Emission Controls Corp., the Nevada corporation, signed an agreement to merge with ABG on November 30, 2001. The merger became effective February 15, 2002 and ABG was the surviving corporation. ABG then changed its name to Emission Controls Corp.

Company Products

The Natural Resources Fuel Reformer: The Company has created the Natural Resources Fuel Reformer ("NRFR"), a simple system that, when attached to an internal combustion engine, dramatically reduces harmful exhaust emissions and pollutants, while also increasing the efficiency of the engine.

Although the NRFR is very simple, it is revolutionary in performance and design. At its most basic level, the NRFR breaks down the structure of hydrocarbon fuels, together with their associated impurities, and produces a usable fuel which can then be burned with little or no pollutants.

The Fuel Management System: ECC's newest product, the Fuel Management System ("FMS"), reduces fuel consumption and cost, and also creates alternative fuel sources while at the same time significantly reducing harmful emissions. The FMS technology is designed for use on diesel engines, and allows these engines to run on less expensive alternative fuels, such as used motor oils, cooking oil, oils from several agricultural products (peanut, soy, corn, olive, sunflower, vegetable), kerosene, hydrogen, methanol, ethanol, hydraulic fluids, #1 and #2 diesel, propane and natural gas.
Environmentally safe disposal of waste oil is an increasing worldwide problem. Prior to the FMS, use of waste oil as fuel presented serious environmental risks. Now with the FMS, waste oil can be safely used as a fuel source for diesel engines.

The Company has only tested the NRFR product for a brief period of time and has not had the NRFR product thoroughly independently tested. Moreover, the NRFR product involves vaporization of gasoline. Vaporization of gasoline poses a serious safety risk. Many automobile manufacturers have been dealing with the vaporization process for more than thirty (30) years without success. Automobile manufacturers are continuing their research and development activities regarding vaporization of gasoline. The safety issues may require an excess of 50,000 miles of safe driving to demonstrate safety, reliability and maintenance. Because of the problems incurred to-date by the Company with the NRFR product the Company may be unable to generate any sales.

Market Need
Automobile pollutants have been proven to play a significant part in the destruction of the Earth's protective ozone layer. Hydrocarbons are a significant source of particulate pollution, when they mix with nitrogen oxides and sunlight. In addition, nitrous oxides themselves are produced by engine activity. Due to the high pressure in the automobile's engine, nitrogen and oxygen atoms in the air react and form nitrous oxide. Along with deteriorating the ozone, nitrogen oxides also help form acid rain, which hurts plants and other wildlife.

When incomplete combustion occurs because carbon is not completely oxidized to form carbon dioxide, carbon monoxide is formed. Carbon monoxide is very dangerous to human health, as it reduces the flow of oxygen in the bloodstream and can be extremely dangerous to those people with heart disease. Moreover, carbon dioxide, which naturally forms during the combustion process, also becomes a serious environmental problem in that it is a "greenhouse gas" that acts as a contributor to global warming.

A balance between energy coming in from the sun and energy constantly being emitted from the earth determines the temperature of our planet. Some of the outgoing radiation is absorbed by naturally occurring greenhouse gases, including water vapor, creating a natural greenhouse effect which tends to keep the surface of the earth around 33 C warmer than it would be in the absence of these greenhouse gases, and helps to sustain life.

The Intergovernmental Panel on Climate Change, in its 2001 report, stated that "there is new and stronger evidence that most of the warming over the last 50 years is attributable to human activities". It also concluded that based on current climate model predictions we can expect a rise in global temperatures of between
1.4 C and 5.8 C by the end of the 21st century.

Electric vehicles, the most popular of all the solutions to automotive pollution, are a prime example. Once thought to be only a futuristic fantasy, these vehicles have recently become more efficient, and themselves produce no harmful emissions whatsoever.
 However, incorporating electric vehicles into the modern lifestyle will be a slow, painstaking, and expensive process. If they ever become part of the mainstream, new electrical power plants will be needed, which, in turn, will lead to more environmental degradation. Disposing of these vehicles' batteries will also be an issue that will have to be addressed.

Another solution to the problem, one recently touted by President Bush in his 2003 State of the Union Address, is the prospect of alternatively-fueled vehicles that burn natural gas, propane, ethanol, and even hydrogen. Even though the idea of using alternate fuel in automobiles is very plausible, this solution is also fraught with significant disadvantages the very same technological and cost-related issues that plague the development of the electric car.
Finally, when one considers a replacement for the standard internal combustion automobile (whether it be electric or more exotic), one must also consider the environmental issues imposed by the disposal of millions upon millions of standard vehicles, all of which are on the road today.

The Market
The current applications for ECC's products are targeted for the aftermarket SUV, light truck, and R.V. categories. There are also significant opportunities in the light automotive and non-automotive engine categories, which the Company intends to pursue at a future date. It is important to note that both the NRFR and the FMS are designed to be installed on assembled engines. There are literally hundreds of millions of potential customers in the specific market segments that the Company is targeting. The specific market segments targeted by ECC are as follows:

Automobiles and other Light Vehicles

In 2002, there were approximately 55,195,000 new vehicles manufactured throughout the world. Of that number, 14,686,000 were manufactured in the United States and Canada, 9,398,000 were manufactured in Japan, 4,861,000 were manufactured in Germany, 3,647,000 were manufactured in France, and 3,033,000 were manufactured in South Korea (source: PriceWaterhouseCoopers, LLP).

As evidenced by the Table below, also derived from the same source, light vehicle assembly rates are projected to steadily increase over the course of the next seven model years, resulting in a worldwide fifteen percent increase by 2010.

Light Vehicle Assembly By Country
Calendar Year Volumes
(000)

	2002	2003 	2004	2005	2006
Global	55,195	55,868	57,153	59,216	60,516
USA	12,085	11,861	11,802	12,261	12,408
Japan	9,398	9,107	8,961	8,899	8,908
Germany	4,861	4,918	5,097	5,249	5,259
France	3,647	3,448	3,500	3,741	3,613
S. Korea3,033	3,151	3,241	3,164	3,165
Spain	2,633	2,809	2,812	2,721	2,781
China	1,653	2,026	2,303	2,603	2,805
Canada	2,601	2,525	2,355	2,372	2,382
U.K.	1,841	1,926	2,006	2,016	2,063
Brazil	1,529	1,570	1,702	1,874	1,998
Mexico	1,788	1,671	1,587	1,623	1,699
Italy	1,383	1,419	1,401	1,381	1,504
Russia	1,162	1,275	1,333	1,452	1,442
R.O.W.	7,581	8,162	9,053	9,860	10,489

	2007	2008	2009	2010
Global	61,282	62,070	62,843	63,847
USA	12,708	12,930	13,215	13,248
Japan	8,850	8,868	8,859	8,842
Germany	5,255	5,273	5,277	5,277
France	3,487	3,523	3,559	3,623
S. Korea3,203	3,248	3,280	3,312
Spain	2,760	2,746	2,703	2,726
China	3,079	3,160	3,248	3,331
Canada	2,441	2,466	2,555	2,615
U.K.	2,086	2,069	2,060	2,041
Brazil	2,066	2,165	2,270	2,326
Mexico	1,685	1,736	1,763	1,749
Italy	1,571	1,620	1,637	1,620
Russia	1,499	1,535	1,570	1,595
R.O.W.	10,592	10,731	10,847	11,362


Virtually all of these new vehicles will be powered by gasoline or diesel internal combustion engines, and all such vehicles will experience dramatic decreases in emission pollutants, and dramatic increases in efficiency, through the use of the Natural Resources Fuel Reformer and the Fuel Management System.

As the following table demonstrates, worldwide vehicle production rates will dramatically increase in several countries, and decrease in others. Based on this information, the Company intends to focus its sales in those territories that anticipate the most growth, in terms of new vehicles manufactured.

Light Vehicle Production
Volume Percentage Changes
2002-2120

	Volume Change	% Change	%CTG
Global	8,292		15%		100%
USA	1,343		11.1%		16.2%
Japan	-557		-5.9%		-6.7%
Germany	415		8.5%		5.0%
France	-24		-0.7%		-0.3%
S.Korea	279		9.2%		3.4%
Spain	94		3.6%		1.1%
China	1,678		101.5%		20.2%
Canada	14		0.5%		0.2%
U.K.	200		10.8%		2.4%
Brazil	796		52.1%		9.6%
Mexico	-39		-2.2%		-0.5%
Italy	237		17.1%		2.9%
Russia	432		37.2%		5.2%


Thus, as can be seen, in the new light vehicle category alone, the market consists of over Fifty Five Million (55,000,000) new units per year. At a product fee of only $100 per unit, this category represents $5.5 billion in potential annual income.

The overwhelming and quantifiable size of the light vehicle segment makes this ECC's primary market. However, the Company is currently pursuing opportunities in other market segments, as are detailed below.
Non-Automotive Engines
This category encompasses all utility-type vehicles of any description that are powered by internal combustion engines.
Examples include:

       Lawnmowers and other yard maintenance products;
       Pumps and electrical generators;
       Farm equipment of all kinds;
       Construction equipment;
       Sports and recreation equipment;
       Mining equipment;
       Aircraft engines and related equipment; and Military equipment.

Although these secondary markets are significant, it is difficult to accurately measure their size, and thus, their overall potential.

These special applications, however, do lend themselves to special solutions, and ECC is in the process of creating a marketing plan to profitably address this segment.



Stationary Engines

These applications represent enormous potential for the sale and implementation of FMS technology. Indeed, for the many regions that rely upon internal combustion diesel generators as their only source of electrical energy, the FMS represents an ideal solution.


Potential Legislative Boosts

When discussing the market for ECC's products, it is important not to overlook the advantages conferred on companies like ECC as a result of the unfortunate results of environmental pollution; specifically, the passage of more restrictive emissions control laws by state and national governments.

For example, the Clean Air Act of 1977 set limits on the amount of permissible automotive pollutants. This, in turn created opportunities for the manufacturers of pollution control devices. Some of the more popular emission control devices that were created and/or marketed extensively following the passage of the Clean Air Act include: (1) the EGR Valve; (2) the Catalytic Converter; (3) the Air Pump; (4) the PCV Valve; and (5) the Charcoal Canister.

Because the necessity to further reduce or eliminate harmful emissions is becoming increasingly obvious, and because the NRFR virtually eliminates those harmful emissions, the use of products like the NRFR may even be mandated by state and national governments.

Further applications for the NRFR are expected to result from continuing research, development and practical applications in the field. The future for ECC's products is virtually limitless.

Competitive Analysis

Competition for ECC comes not from other low emission manufacturers, but rather from other technologies that were created in an effort to comply with new air quality standards. However, ECC, with its benefits of low emissions, improved fuel efficiency and increased engine performance is expected to demonstrate to potential licensees that the Company can deliver an affordable and impressive solution in the face of perceived competition. However, independent testing verification of the Company's products is a necessary condition to the Company effecting meaningful sales of its products. There can be no assurance that such testing will be accomplished.

ECC believes it has no true competitor in the marketplace at this time. The competitive technologies listed in this business plan all require the purchase of a new vehicle (or at the very least, a new engine), which is not the market that ECC intends to dominate. In addition, while the major companies are actively developing anti-emission technology primarily pertaining to the automotive industry, the NRFR can be installed on every type of internal combustion engine, regardless of size, type, or intended use. However, there can no assurance that the major companies have not developed, or will not develop significant competitive products.

Competitive Technologies

The Company's business is subject to competition from other Companies, many of which may have greater financial and other resources than the Company. The Company is aware of other Companies that are developing products in some way similar to the Company's products. There can be no assurance that either existing or new competitors will not develop products superior to or more cost- effective than the Company's products or that otherwise achieve greater market acceptance.

Existing Pollution Control Devices:

Some of the more popular emission control devices installed on the automobile are: (1) the EGR Valve; (2) the Catalytic Converter; (3) the Air Pump; (4) the PCV Valve; and (5) the Charcoal Canister.
The following is a brief discussion of each device.

However, the NRFR is designed to work in tandem with the following technologies, so it is not in itself competitive.

The EGR Valve

The purpose of the exhaust gas recirculation valve (EGR) valve is to meter a small amount of exhaust gas into the intake system.
This dilutes the air/fuel mixture so as to lower the combustion
chamber temperature.   Excessive combustion chamber temperature
creates nitrous oxides, a major pollutant. While the EGR valve is the most effective method of controlling oxides of nitrogen, its very design adversely affects engine performance, as an engine is
not designed to run on exhaust gas.   For this reason the amount of
exhaust entering the intake system has to be carefully monitored and controlled. This is accomplished through a series of electrical and vacuum switches and the vehicle's computer. Since EGR action reduces performance by diluting the air /fuel mixture, the system does not allow EGR action when the engine is cold or when the engine needs full power.

Catalytic Converter

Another technology to control emissions involves utilizing an additional area for oxidation or combustion to occur. This additional area is called a catalytic converter, which resembles a muffler. Inside the converter are pellets or a honeycomb made of platinum or palladium. The platinum or palladium is used as a catalyst (a substance used to speed up a chemical process). As hydrocarbons or carbon monoxide in the exhaust are passed over the catalyst, they are chemically oxidized or converted to carbon dioxide and water.

However, this technology is far from perfect. As the converter works to clean the exhaust, it develops heat. The dirtier the exhaust, the harder the converter works and the more heat that is developed. In some cases, the converter can be seen to glow from excessive heat. If the converter works this hard to clean a dirty exhaust, it will soon destroy itself. In addition, leaded fuel will put a coating on the platinum or palladium and render the converter ineffective.

Air Injection

Since no internal combustion engine is 100% efficient, there will always be some unburned fuel in the exhaust, which increases hydrocarbon emissions. To eliminate this source of emissions, an
air injection system was created.   Combustion requires fuel,
oxygen and heat, without each of which combustion cannot occur. Inside the exhaust manifold, there is sufficient heat to support combustion, if oxygen is introduced for any unburned fuel to ignite. This combustion will not produce any power, but it will reduce excessive hydrocarbon emissions. Unlike in the combustion chamber, this combustion is uncontrolled, so if the fuel content of the exhaust is excessive, small explosions (which sound like popping), will occur.

Under normal driving conditions, there are many times during which the fuel content is excessive (i.e., deceleration). When these conditions occur, it is necessary to shut off the air injection system. This is accomplished through the use of a diverter valve, which instead of shutting the air pump off, diverts the air away from the exhaust manifold. Since all of this is done after the combustion process is complete, this is one emission control that has no effect on engine performance. The only maintenance that is required is a careful inspection of the air pump drive belt.

PCV Valve

The purpose of the positive crankcase ventilation (PCV) system, is to take the vapors produced in the crankcase during the normal combustion process, and redirect them into the air/fuel intake system to be burned during combustion. These vapors dilute the air/fuel mixture, and must be carefully controlled and metered so as not to affect the performance of the engine. This is the job of the positive crankcase ventilation (PCV) valve.

At idle, when the air/fuel mixture is very critical, a small amount of vapor is allowed in to the intake system. At high speed, when the mixture is less critical and the pressures in the engine are greater, more of the vapors are allowed in to the intake system. When the valve or the system is clogged, vapors will back up into the air filter housing or the excess pressure will push past seals and create engine oil leaks. If the wrong valve is used or the system has air leaks, the engine will idle rough, or engine oil will be sucked out of the engine.

Evaporative Controls

Gasoline evaporates quite easily. In the past these evaporative emissions were vented into the atmosphere. Indeed, 20% of all hydrocarbon emissions from the automobile are from the gas tank. In 1970 legislation was passed prohibiting venting of gas tank fumes into the atmosphere. An evaporative control system was developed to eliminate this source of pollution.

The function of the fuel evaporative control system is to trap and store evaporative emissions from the gas tank and carburetor. A charcoal canister is used to trap the fuel vapors. The fuel vapors adhere to the charcoal, until the engine is started, and engine vacuum can be used to draw the vapors into the engine, so that they can be burned along with the fuel/air mixture. This system requires the use of a sealed gas tank filler cap. This cap is so important to the operation of the system, that a test of the cap is now being integrated into many state emission inspection programs. Pre-1970 cars released fuel vapors into the atmosphere through the use of a vented gas cap. Today, with the use of sealed caps, redesigned gas tanks are used, which have space for the vapors to collect so that they can then be vented to the charcoal canister. A purge valve is used to control the vapor flow into the engine, which is operated by engine vacuum.

One common problem with this system is that the purge valve goes bad and engine vacuum draws fuel directly into the intake system.
This enriches the fuel mixture and will foul the spark plugs. Most charcoal canisters have a filter that should be replaced periodically.

Alternative Vehicles Designs

Electric Vehicles: Electric vehicles have developed very slowly over the course of the past 30 years. In the early 70's, the Sebring-Vanguard Company sold 2,200 Citicars, tiny 2-seater commuter vehicles that reached a top speed of 32 mph. In 1976, Congress passed the Electric Vehicle Act, establishing electric vehicle (EV) research goals as a means to reduce US dependency on foreign oil. In 1990, GM introduced an EV at the greater LA Auto Show, and the California Air Resources Board later mandated levels for EV sales; specifically, that 10 percent of all vehicles sold in California must be Zero Emission Vehicles by 2003.

Although every major car manufacturer is already selling (or taking orders for) at least one EV model, and although EV's have long been viewed as a possible permanent solution to the burning of fossil fuels in the future, there are still significant technical and implementation challenges.


Thus, despite the great strides that have been made in the EV arena, when compared with the standard automobile engine, the electric car continues from significant cost issues and distance limitations.

Alternative Fueled Vehicles: Several ventures are proceeding with the development and production of more exotically fueled vehicles, which burn natural gas, propane, ethanol, hydrogen, and even liquid nitrogen. Even though the idea of using alternate fuel in automobiles is very plausible, this solution is also fraught with significant disadvantages the very same technological and cost-related issues that plague the development of the electric car.

While fueling a vehicle using one or more of the aforementioned alternative fuels will continue to be a concept under development, it is highly unlikely that such a vehicle will hit the mass market anytime in the next twenty years.

Marketing Plan

If the Company is able to overcome the problems encountered with its NRFR product and accomplishes successful independent testing of its NRFR product, ECC intends to market the NRFR, and all of its related applications, throughout the world through licensing the technology to select and qualified organizations, by defined regions, states, and countries.

The Company's management, agents, representatives, and Advisory Board members will make initial contacts. The Company intends to charge a substantial fee for the initial licensing right in addition to a per unit product fee on every unit manufactured by licensees. ECC's management plans to methodically penetrate its target markets with a quality product, backed by a top notch marketing and licensing program.

ECC intends to utilize its existing relationships to facilitate its marketing goals. ECC intends to initially market its products throughout the world through professional contacts established and maintained by the Company's officers, directors, shareholders, and advisors.

The Company has signed a license agreement and expects to sign other license agreements of the NRFR product. However, such license agreement will not produce any monies for the Company unless the safety risks associated with the products are solved and the NRFR products are successfully tested by a world-class independent testing facility with regard to miles per gallon exhaust Emissions. Such successful testing must meet all requirements of the licensee's in order for the license agreements to be implemented.

Current Status of Company Products:

The Company is presently perfecting its NRFR product through additional research and development. Management intends to have it tested by industry-recognized testing authority in Colorado as soon as possible.

SEC Investigation:

The Securities and Exchange Commission issued an Order directing a private investigation of the Company on January 22, 2003. They issued an Order of Suspension of Trading of the Company's securities on January 23, 2003. The basis of such Orders was a claim by the SEC that there was a lack of inaccurate information concerning the management, business practices, and results of operations of the Company. While the Order of Suspension of Trading was allowed to expire on February 5, 2003, the investigation of the Company by the SEC continues.

The SEC's principal areas of interest include the sudden and dramatic rise in the market price of the Company's stock while the Company was in the research and development stage, the adequacy of disclosures and press releases and the adequacy of testing of the product. The thrust of the SEC investigation seems to be the shortness of the period of the testing by the Company of its NRFR product, the lack of independent testing and the accuracy of one press release describing test results.

If the SEC seeks to obtain, or in fact obtains, an injunction in federal court against the Company and its officers for violating Sections 5 and 17 of the Securities Act of 1933 and Section 10b-5 of the Securities Act of 1934, such injunction would likely, result in the demise of the public market for the Company's stock. This could result since brokerage firms may refuse to trade or make a market in the Company's stock.

The aforementioned demise of the public market for the Company's stock could adversely effect the Company's ability to raise funds. The Company currently has insufficient funds to continue to operate for more than ninety (90) days. Therefore, the Company will likely fail if it is not successful in obtaining significant additional funds for operation within those ninety
(90) days.

Suppliers and Raw Materials:

The sources and availability of raw materials for the Company products are readily available. The principal suppliers for the Company products will be manufactures and suppliers chosen by the Company. Those suppliers and manufactures will be associated with and/or approved by licensee's of the Company as well as the Company.

Governmental Approval:

There is no government approval necessary for these products in the opinion of Company management.

Amount Spent the Company in Developing Products:

The Company estimates that it has spent $
   during each of the last two fiscal years on research and development activities.

Costs and Effects of Compliance:

The Company has occurred no costs or effects of compliance with environmental laws (federal, state and local).

Employees:

The Company has two (2) full-time employees

Patent Portfolio:

The Company's current portfolio consists of six total patents, three of which are pending.

EMISSION CONTROLS CORPORATION
Patent Portfolio

Year		Patent Number	Patent Title
1996		5,515,814	Apparatus and Method for
				Supplying Fuel to
				Internal Combustion Engine

1998		5,746,188	Apparatus for Supplying Fuel to an
				Internal Combustion Engine

2001		6,189,518 B1	Fuel Supply and Cold Start Apparatus
				for an Internal Combustion Engine

2002		Pending		Parallel Vaporized Fuel System (NRFR)

2002		Pending		Diesel Emission and Combustion Control
				System

2002		Pending		Fuel Economizer

ITEM  2

Plan of Operation:

The following discussion contained certain forward-looking statements that are subject to business and economic risks and uncertainties, in the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto. The Company's prior full fiscal years ending December 31, 2002 and 2001 are not indictive of the Company's current business plan and operations. During the years ended December 31, 2001 and 2002, the Company had no revenues and was in its development stages. For information concerning the Company's prior fiscal year, the Company refers the rater to the financial statements provided under Part F\S contained herein. The Company does not currently generate any revenue from operations and does not expect to report any revenue from operations for at least 6 months after the effective date of its first license agreement. Even after such date there can be no assurance that the Company will generate positive cash flow and there can be no assurances as to the level of revenues, if any, that the Company may actually achieve. However, management expects to achieve significant revenues by virtue of the sale of its products within a matter of months after the effective dates of such license agreement.

Because of the Company's continued delay in effectuating its necessary testing of the NRFR technology, it is continuing to incur research and development expenses as well as other business expenses. It therefore, may require additional cash within the next few months. The contemplated license agreement requires the licensee to make payment of at least 2 million dollars within 60 days after such successful testing. In the event the testing occurs within the next few months and the payment is made pursuant to the license agreement with the licensee, the Company's additional cash needs will be minimal. However, in the event any of those occurrences fail to materialize the Company will need to raise substantial additional cash for the next 12 months. The cash could approximate $500,000.00, or more. Such requirement would likely be met through the sale of additional common stock of the Company.

However, because the Company is currently being investigated by the Securities and Exchange Commission as explained above, there may be various adverse effects to the Company caused by such investigation. If the SEC files a civil complaint in the U.S. District Court and obtains an injunction, this could adversely affect, or prohibit, any market for the Company's stock. Additionally, the SEC investigation could result in a recommendation to the U.S. Attorney's Office to pursue a criminal investigation, the suspension of trading of the Company stock, assessment of fines against the Company, etc. A result of any of these actions could cause the ruin of the Company. Moreover, the lack of proper safety, reliability and other types of testing of the NRFR product by independent testing facilities will most likely cause eventually the demise of the Company because any license agreements executed will likely have as conditions precedent the independent testing facility results that back up and confirm the Company's contingence concerning the emissions, efficiency and safety of the NRFR product.

The Company's research and development will continue to be on its primary products as described above. The Company does not expect to purchase or sell any plant or significant equipment over the next 12 months. Nor does it expect any significant changes in the number of employees.

ITEM 3

Description of Property
The Company has no properties.  The Company presently operates from
rented space of                square feet at 3150 South West 42d
Avenue, Palm City, Florida 34990 which is comprised of
                    square feet of office space and
     of warehouse space for the Company's research and development.
The current rate of rent is $                             per
square feet.

ITEM 4

Security Ownership of Certain Beneficial Owners and Management
(a) Security Ownership of Certain Beneficial Owners

The following table set forth, as of June 30, 2003, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each of the Company's officers and directors, (ii) each person who owns beneficially more than five percent of each class of the Company's outstanding equity security and (iii) all directors and executive officers of the group.

The Company believes that the beneficial ownership of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities.

NAME AND ADDRESS		SHARES		PERCENTAGE OF
OF BENEFICIAL OWNER		OWNED		COMMON STOCK OWNED

Peter Bailey			14,720,000	10%
Chestertown
1800 High Street W
Uppingham, Rutland
UK LE 159QD

Scott and Susan Jackson		7,705,104	5%
16 Hazel Avenue
Colorado Springs, CO 80906

Lemire Corp.			28,800,000	21%
Berstrasse 389
P.O. Box 777
9497 Triesenberg
Liechtenstein

Jimmy L. Mitchell		17,108,048	12%
3543 SW Coco Palm Drive
Palm City, FL 34990

Michael E. and Nancy G. Shetley	9,000,000	6%
1633 Spring St., Unit 107
Welaka, FL 32193

(b) Security Ownership of Management
NAME AND ADDRESS		SHARES		PERCENTAGE OF
OF MANAGEMENT OWNER		OWNED		COMMON STOCK OWNED

Syd Cooke			26,739,512      19%
5035 Fairways Circle #306
Vero Beach, FL 32967



ITEM 5

Directors, Executive Officers, Promoters and Control Persons
The following table sets forth the names and ages of the Company's current directors and executive officers, their principal offices and positions, and the date such persons became a director or executive officer. The executive officers are elected annually by the Company's Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one-year or until their death, resignation or removal by the Board of Directors.

There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any other person was selected as an executive officer. The directors and executive officers are as follows:

Name, Age, Address			Office	    Date Elected

Peter Jenkins, age 63			Director    November 1, 2002
Mechanical Engineering Dept.
University of Colorado at Denver
Denver, CO 80203

Dennis Atkins, age 43			Director    November 21, 2002
Hunter, Atkins & Russell, PLC
5805 N. Grand Blvd., Suite D
Oklahoma, OK 73118

Syd L. Cooke, age 61			President,  February 15, 2002
3150 SW 42d Avenue              	Treasurer &
Palm City, Fl 34990			Director


Yvonne Werthessen, age 55		Secretary   January 6, 2003
3150 SW 42d Avenue
Palm City, FL 34990


Syd L. Cooke, Director, President and Treasurer. For the past 5 years, Mr. Cooke has been involved in founding Emission Controls Corp. and in developing its products. Mr. Cooke first operated through Emission Controls Corp., a Nevada corporation and then upon the merger with Alliance Broadcasting Group, Inc., effective February 15, 2002, he became involved as President with Emission Controls Corp., a Delaware corporation. Mr. Cooke works full time for ECC. Mr. Cooke graduated from the California State University at Long Beach with a BA in Business Administration in 1969.

Yvonne Werthessen, Secretary and Treasurer. For the past 5 years Ms. Werthessen lived and worked in Rhode Island until she relocated to Florida two years ago. In Rhode Island, she was secretary for a privately operated drug treatment program with offices in the women's facilities of that State's Department of Corrections. She also freelanced as a Spanish interpreter and operated a home business that offered secretarial services. She became employed with Emission Controls Corp. in 2002 as Secretary and bookkeeper, and was appointed Secretary/Treasurer of the corporation in January 2003.

Dr. Peter Jenkins is an international authority on diesel and gas engines, basic and applied thermal sciences and all aspects of turbomachinery. His industry experience includes serving as Executive Vice President of the Engine Corporation of America in Long Beach, California, and Senior Engineer with Texas Instruments in Dallas, Texas. Dr. Jenkins was appointed Dean of the College of Engineering and Applied Science at the University of Colorado in August, 1992. Dr. Jenkins received a BSME from the University of Kansas in 1965, an MSME from SMU in 1969, and his PhD in mechanical engineering from Purdue University in 1974. He also obtained an MBA from UCLA/Pepperdine University in 1976, and an IEM from Harvard University in 1994. He is a fellow of the American Society of Mechanical Engineers, as well as a member of several honorary and professional societies including the New York Academy of Sciences, Pi Tau Sigma, Tau Beta Pi, Sigma Pi Sigma, SAE, AIAA, ASHRAE, and NSPE. He is a registered professional engineer.

Dennis Atkins, Certified Public Accountant. For the past five years Mr. Atkins has been engaged in the practice of public accounting as a partner in the firm of Hunter, Atkins & Russell, PLC, with my practice consisting primarily of auditing private and publicly traded companies and advising companies on accounting issues. During this period I also obtained a Masters Degree in Accountancy from the University of Oklahoma and a license to practice public accounting in the State of California. Mr. Atkins has over 15 years experience in public accounting, specializing in the audits of publicly-traded companies. Hunter & Atkins is a member of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Mr. Atkins holds a Bachelor's Degree in accounting from Oklahoma State University.

None of the directors hold other directorships in reporting companies.

ITEM 6

Executive Compensation
On May 15, 2002 the Company entered into an Employment Agreement with Syd L. Cooke, the Company's President, whereby the Company agreed to pay Mr. Cooke a salary of $78,000 plus bonus. In addition to his salary, Mr. Cooke was granted an aggregate of 675,000 shares of Company Class A Common Stock. Mr. Cooke also entered into a Stock Option Agreement on July 1, 2002 whereby he was granted stock options for an additional 1,500,000 number of shares of the Company Class A Common Stock at the price of $4.70 per share exercisable over a period of 5 years following his first continuous year of employment with the Company. Mr. Cooke voluntarily relinquished his stock options in June 2003 and agreed to the termination of this Agreement.

On May 15, 2002 the Company entered into an Employment Agreement with Jimmy L. Mitchell, the Company's Secretary and Treasurer, whereby the Company agreed to pay Mr. Mitchell a salary of $60,000 plus bonus. In addition, Mr. Mitchell was granted an aggregate of 325,000 shares of Company Class A Common Stock. Mr. Mitchell also entered into a Stock Option Agreement on July 1, 2002 whereby he was granted stock options for an additional 1,500,000 shares of the Company's Class A Common Stock at the price of $4.30 per share exercisable within a five year period.

Mr. Mitchell's employment agreement was terminated in March, 2003 and his Stock Option Agreement was terminated.

The Company has demanded Mr. Mitchell return 5,200,000 shares of its Class A Common Stock and he has refused. Management is contemplating litigation against Mr. Mitchell.

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the year ended December 31, 2002. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000.00 in the year 2002. The following information includes the dollar value of the base salary, bonus awards, the number of stock options granted and certain other compensation if any whether paid or deferred.

Option/SAR Grants in Fiscal Year 2002

Name and Position  Options/SAR'S % of	   Price 	Expiration
				 Total
			         Exercise

Syd L. Cooke,	    1,500,000	  50%      4.70	      July 1, 2007
President

Jimmy Mitchell	    1,500,000	  50%	   4.30	      July 1, 2007
Treasurer/Secretary


There were no stock options in effect for any employee or executive officer of the Company for the year ended December 31, 2002, except for Syd Cooke's stock options aforementioned.

Compensation of Directors

The Company may in the future create retirement, pension, insurance and reimbursement plans covering its Officers and Directors. The
Directors have not received any compensation for serving in such capacity.

Employment Contract - Syd Cooke

The company has entered into a contract for employment with its CEO Syd Cooke and has been attached to this filing as Exhibit 6c.

ITEM 7

Certain Relationships and Related Transactions
(a)Except as set forth below, there has been no transactions or series of transactions, or proposed transactions during the past 2 years to which the Company is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of 5% or more of the Company's Common Stock, or any member of the immediate family of the foregoing which had or is to have a direct or indirect material interest exceeding $60,000.00 in value:


  Emissions Control Corporation entered into agreements with Michael Shetley (these agreements are attached as Exhibits 6a and 6b) for intellectual property rights in certain new technologies. These property rights were owned by Michael Shetley, and as a result of the transaction, Michael Shetley now holds 6% of the company's outstanding common stock, in addition to other consideration.

(b) ECC has no parent companies.

(c) ECC has only one promoter, CEO Syd Cooke, who receives the compensation disclosed in Item 6 as his only compensation for management/promotion duties (employment contract attached to this filing as Exhibit 6c).

ITEM 8

Description of Securities
The Company's Articles of Incorporation authorize issuance of 200,000,000 shares of Class A Common Stock at $.00075 par value and 10,000,000 shares of Class B Common Stock at $.0005 par value per share. There are 200,000,000 Class A Common Stock shares presently issued and outstanding and 8,000,000 Class B Common Stock shares presently issued and outstanding. Holders of Class A Common Stock are entitled to one vote for each share held and the holders of Class B Common Stock are entitled to ten votes for each share held. Holders of Common Stock have no accumulative voting rights.
Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its' discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no pre-emptive rights to purchase the Company's Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable. Transfer Agent to the Common Stock is Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121, telephone number (801) 281-9746.



                             PART II

ITEM 1

Market Price of and Dividends of the Registrant's Common Stock
Market Information
The following table sets forth the high and low prices for the Company's Common Stock for the periods noted, as reported by the NASD-Pink Sheets under the trading symbol of EMCS.


2001:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	None Available

2002:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Hi	3.12		4.25		1.64		6.10
Lo	1.88		2.50		1.06		1.60

2003:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Hi	8.78		4.00
Lo	1.75		0.75

The price range listed above is an estimate.


The Company has not made any filings pursuant to the Securities Act of 1934. Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the OTC Bulletin Board.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000 if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

Number of Shareholders
The number of beneficial holders of record of the Company's common stock as of the close of business on June 24, 2003 was approximately 432. Many of the shares are held in a "street name".

Dividend Policy
To date, the Company has not declared any cash dividends on its common stock, and does not expect to pay cash dividends in the next term. Rather, the Company intends to retain future earnings, if any, to provide funds for operation of its business.

Securities Authorized for Issuance Under Equity Compensation Plans

The stock option plan approved for Syd Cooke has been attached to this filing as Exhibit 6d.


ITEM 2

Legal Proceedings
The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its' business. Moreover, the Company has contingent liability by virtue of certain claims that have been assumed and indemnified for by Alliance Broadcasting Group, Inc. an Indiana corporation, but which remain as claims against the Company. However, the indemnification is only sufficient to the extent to which Alliance Broadcasting Group, Inc. (Indiana) has sufficient assets to pay such claims. These claims are provided for in the audited financial statement of the Company for the period ending December 31, 2002 which are attached as Exhibit A. Additionally, the Company has a dispute with a former officer and Board member, Jimmy Mitchell. This dispute could involve legal proceedings at any time. However, the Company is not currently involved in any such litigation.

The Securities and Exchange Commission issued an Order directing a private investigation of the Company on January 22, 2003. They issued an Order of Suspension of Trading of the Company's securities on January 23, 2003. The basis of such Orders was a claim by the SEC that there was a lack of inaccurate information concerning the management, business practices, and results of operations of the Company. While the Order of Suspension of Trading was allowed to expire on February 5, 2003, the investigation of the Company by the SEC continues.

The SEC's principal areas of interest include the sudden and dramatic rise in the market price of the Company's stock while the Company was in the research and development stage, the adequacy of disclosures and press releases, inadequacy of testing of product. The thrust of the SEC investigation seems to be the shortness of the period of the testing by the Company of its NRFR product, the lack of independent testing and the accuracy of one press release describing test results.

If the SEC seeks to obtain, or in fact obtains, an injunction in federal court against the Company and its officers for violating Sections 5 and 17 of the Securities Act of 1933 and Section 10b-5 of the Securities Act of 1934, such injunction would in all likelihood, result in the demise of the public market for the Company's stock. This could result since brokerage firms may refuse to trade or make a market in the Company's stock.

The aforementioned demise of the public market for the Company's stock could adversely effect the Company's ability to raise funds. The Company currently has insufficient funds to continue to operate for more than ninety (90) days. Therefore, the Company will likely fail if it is not successful in obtaining significant additional funds for operation within those ninety (90) days.

ITEM 3

Changes in and Disagreements with Accountants
Not applicable

ITEM 4

Recent Sales of Unregistered Securities
A merger was effected as of February 15, 2002 whereby Alliance Broadcasting Group, Inc. merged with Emission Controls Corp. and Alliance Broadcasting Group, Inc. was the surviving corporation. The name of the surviving corporation was changed to Emission Controls Corp. 4,066,707 shares were issued to shareholders of the merged corporations.

Recent sales of unregistered securities for cash (within the last three years)*.

Date	Title	Share	Class of Investor 	Offering Price($)Exemption
		Amount
2/27/02	Class A	175,000	Individual Investment	17,500		  1,2
2/27/02	Class A	25,000	Individual Investment	25,000	          1,2,3
4/02/02	Class A	150,000	Individual Investment	150,000	          1,2,3
4/25/02	Class A	200,000	Individual Investment	200,000	          1,2
6/19/02	Class A	34,288	Individual Investment	30,000	          1,2,3
6/21/02	Class A	137,143	Individual Investment	150,000	          1,2,3
7/16/02	Class A	171,429	Individual Investment	150,000	          1,2,3
7/24/02	Class A	70,000	Individual Investment	70,000	          1,3
7/29/02	Class A	34,483	Individiual Investment	30,000	          1,2,3
9/11/02	Class A	2000	Individual Investment	4,000		  1,2,3
9/27/02	Class A	75,000	Individual Investment	150,000           1,2,3
11/01/02Class A	6,000	Limited Liability 	25,140	          1,4
			Corporation Investment
11/01/02Class A	4,808	Limited Liability 	22,500	          1,4
			Corporation Investment
11/06/02Class A	24,734	Limited Liability 	16,820	          1,2
			Corporation Investment
11/08/02Class A	4,808	Limited Liability 	22,500	          1,2,3
			Corporation Investment
11/08/02Class A	7,000	Limited Liability 	29,330            1,4
			Corporation Investment
11/19/02Class A	66,754	Limited Liability 	45,393	          1,2
			Corporation Investment
11/19/02Class A	7,000	Limited Liability	29,300	          1,2
			Corporation Investment
11/19/02Class A	4,808	Limited Liability	22,500	          1,3
			Corporation Investment
12/02/02Class A	110,982	Limited Liability	75,468	          1,2
			Corporation Investment
12/10/02Class A	68,678	Limited Liability	46,701	          1,2
			Corporation Investment
12/12/02Class A	7,000	Limited Liability	49,000	          1,4
			Corporation Investment
12/20/02Class A	71,728	Limited Liability	48,775	          1,2
			Corporation Investment
12/24/02Class A	20,000	Limited Liability	55,000	          1,4
			Corporation Investment
12/31/02Class A	15,000	Limited Liability	51,150	          1,4
			Corporation Investment
1/06/03	Class A	27,000	Limited Liability	90,450	          1,4
			Corporation Investment
1/07/03	Class A	100,000	Individual Investment	300,000	          1,2
1/14/03	Class A	27,000	Limited Liability	116,370	          1,4
			Corporation Investment
1/16/03	Class A	5,954	Limited Liability	4,049		  1,2
			Corporation Investment
1/29/03	Class A	97,968	Limited Liability	66,618	          1,2
			Corporation Investment
4/03/03	Class A	10,000	Limited Liability	16,300	          1,4
			Corporation Investment
04/04/03Class A	165,957	Limited Liability	112,851	          1,2
			Corporation Investment
04/14/03Class A	10,000	Limited Liability	11,300	          1,4
			Corporation Investment
04/16/03Class A	44,753	Limited Liability	30,432	          1,2
			Corporation Investment
04/25/03Class A	48,001	Limited Liability	32,641	          1,2
			Corporation Investment
04/28/03Class A	10,000	Limited Liability	7,500		  1,4
			Corporation Investment
05/06/03Class A	10,000	Limited Liability	7,750		  1,4
			Corporation Investment
05/13/03Class A	10,000	Limited Liability	7,000		  1,4
			Corporation Investment
05/20/03Class A	10,000	Limited Liability	7,000		  1,4
			Corporation Investment
05/28/03Class A	10,000	Limited Liability	3,750		  1,4
			Corporation Investment
06/10/03Class A	71,165	Limited Liability	48,392	          1,2
			Corporation Investment
06/20/03Class A	15,522	Limited Liability	10,555	          1,2
			Corporation Investment
07/08/03Class A	3600	Limited Liability	2,448		  1,2
			Corporation Investment

Recent Sales of unregistered securities for consideration other than cash
(within the last three years)

Date	Title	Share	Class of Investor    	Consideration	Exemption
		Amount				Received
07/01/02Class A	600,000	Individual Investor	Intellectual
						property-
						H2O Technology

07/01/02Class A	2,000	Individual Investor	Intellectual
						property-
						H2O Technology

07/01/02Class A	325,000	Jimmy Mitchell		Management
						Services to
						Company

07/30/02Class A	450,000	Individual Investor 	Consulting Fee


List of Claimed Exemptions
1	section 4(2) of the Securities Act
2	Reg. S of the Securities Act
3	Reg. section 230.506
4	Reg. section 230.504

	* Prior to the Alliance Broadcasting, Inc. merger on
February 15, 2002, fifty-nine (59) shareholders owned 5,731,950 shares of Emmisions Control Corporation (Nevada), which entity ceased to exist as a result of the merger. These shareholders were issued 4,066,707 shares in the newly formed Emmissions Control Corporation after surrendering their Emmissions Control Corporation (nevada) shares.

All of the above listed shares were sold to accredited investors and/or existing shareholders of the corporation.

During the period of February 15, 2002 through June 30, 2003 the Company issued an aggregate of 144,284,952 shares of Class A Common Stock to non-affiliated investors with a total consideration of $2,366,565. The issuances were limited offering not over $1,000,000.00 without general advertising solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Effective June 30, 2002, the outstanding shares of Common Stock of the Company underwent a 4-for-1 forward stock split, increasing the number of issued and outstanding shares, after giving effect to rounding for fractional shares, to 33,374,145. Effective on December 13, 2002, the outstanding shares of Class A and Class B Common Stock underwent a 4-for-1 forward stock split, increasing the number of issued and outstanding Class A shares to 142,040,952 and Class B shares to 8,000,000 after giving effect to rounding for fractional shares.

ITEM 5

Indemnification of Directors and Officers the Corporation Laws of the State of Delaware and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnities had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.





PART F/S

Financial Statements
The Financial Statements required by this Item are included at the end of this report beginning on page F-1.





PART III

ITEM 1

Index to Exhibits

EXHIBIT NO.      DESCRIPTION

  2a        Articles of Incorporation with all amendments
  2b        Bylaws
  (3)       Instruments Defining the Rights of Security Holders
            - There are no instruments defining the rights of
            security holders separate from the company bylaws.
  (5)       Voting Trust Agreement - No voting trust agreements
            exist.
  6a        Material Contracts - Intellectual Property Purchase
            Agreement
  6b        Material Contracts - Intellectual Property
            Licensing Agreement
  6c	    Material Contracts - Intellectual Property
            Licensing Agreement
  6d        Material Contracts - Employment contract of CEO Syd Cooke
  6e        Material Contracts - Employee Stock Option Plan
  (7)       Material Foreign Patents - Emissions Control
            Corporation holds no material foreign patents not covered by a United States patent.

SIGNATURES
  Pursuant to the requirements of Section 12 of the Securities
  Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Emissions Control Corporation, LLC
(Registrant)


Date:	Sep 25, 2003

By:	Syd Cooke
	Syd Cooke as Chief Executive Officer of
	Emissions Control Corporation, LLC
	(Signature)